Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals amends terms of total return swap to improve financial flexibility

Pittsburgh, PA (December 5, 2008) — NOVA Chemicals today announced that it has amended the terms of the total return swap with respect to the $126 million of Series A preferred shares of NOVA Chemicals Inc., to eliminate the stock price trigger by which the counter-party would have had the right to terminate the swap. As previously announced, NOVA Chemicals extended the maturity date of the total return swap by one year to October 31, 2009. This amended deal further improves NOVA Chemicals’ financial flexibility in today’s volatile market conditions.

In addition, NOVA Chemicals agreed to settle a forward transaction that was intended to neutralize the mark-to-market impact of two of NOVA Chemicals’ cash-settled stock-based compensation plans. Due to the recent decline in the company’s share price, this forward transaction is no longer necessary as the hedge is no longer effective.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®. NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Forward-Looking Information

This news release contains forward-looking information, including NOVA Chemicals’ belief that amending the total return swap transaction further improves NOVA Chemicals’ financial flexibility. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.